Exhibit 99.6

ZenaTech Launches Quantum Computing Project for Traffic Optimization and Weather Forecasting using Drones

(Toronto, Ontario, December 12, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions, Drone-as-a-Service (DaaS), Quantum Computing solutions, and enterprise SaaS (Software-as-a-Service) solutions, today announces the launch of a Quantum Computing project for traffic optimization and weather forecasting using the company’s drones. The project, called Sky Traffic, was developed following interest received from a government client to use the company’s ZenaDrone 1000 drones to monitor vehicle traffic.

The project will provide real-time traffic data to both the government agency and to drivers, with a goal of improving the precision, accuracy and speed of information to optimize functions such as traffic flows and routing, traffic signal management, public safety, and deployment of government services. This is achieved by accessing larger datasets and more computing power more rapidly than current methods. ZenaTech’s Quantum Computing team will leverage Amazon Web Services (AWS) as its computing platform to manage the project. The company also plans to utilize Sky Traffic with ZenaDrone 1000 drones in weather radar applications for faster and more precise weather forecasting.

“The Sky Traffic project is an important and exciting application of our product capabilities and team knowledge into the Quantum Computing area. Integrating quantum computing with AI-driven drones will revolutionize how we analyze and respond to complex data, enabling faster, more accurate decision-making and unlocking new possibilities in automation, efficiency, and real-time problem-solving,” said CEO Shaun Passley, Ph.D.

Quantum computing is an emergent field of cutting-edge computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even the most powerful classical computers of today, to process massively complicated mathematical problems and data at orders of magnitude faster speeds.

Drones are used by governments to monitor and improve road traffic by providing real-time aerial surveillance of traffic conditions, and identifying congestion, accidents, and bottlenecks. Equipped with cameras, sensors, and GPS, drones can collect data on vehicle flow, enabling authorities to optimize traffic signals, redirect traffic, and plan infrastructure improvements and emergency management based on real-time insights.  Quantum Computing can supercharge the speed and precision of these applications.

Drones are used in weather forecasting to collect real-time atmospheric data from hard-to-reach areas, such as storm systems or remote regions, providing valuable input for weather models. Quantum computers can then analyze this vast and complex data much faster and more accurately, improving weather predictions and enhancing the ability to forecast extreme events like hurricanes or tornadoes.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone, Drone-as-a-Service (DaaS), Quantum Computing, and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies and cost savings. The company operates through seven global offices in North America, Europe, Taiwan and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, quantum computing and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.